UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Lapolla Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

516648 10 2

(CUSIP Number)

Richard J. Kurtz
c/o Lapolla Industries, Inc.
Intercontinental Business Park
15402 Vantage Parkway East, Suite 322
Houston, Texas 77032
(281) 219-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516648 10 2
1. Names of Reporting Persons. Richard J. Kurtz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 72,095,745(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 72,070,745(1)(2)(3)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 72,095,745 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 56.0%(4)
14. Type of Reporting Person (See Instructions) IN

(1)     Includes 956,144 shares of common stock issuable upon the exercise of vested and exercisable stock options.

(2)     This amount does not reflect an additional 443,856 shares of common stock issuable upon exercise of stock options that are subject to vesting and are not exercisable within 60 days of the date of this report.

(3)     This amount does not include 25,000 shares of common stock that are subject to vesting. The Reporting Person does not have dispositive control with respect to shares of common stock subject to vesting.

(4)     The percentage ownership interest is determined based on 127,816,247 shares of common stock outstanding as of October 4, 2017, as disclosed by the Issuer on Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on October 5, 2017.

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed by Richard J. Kurtz (the “Reporting Person”), and supplements and amends that Statement on Schedule 13D filed on July 20, 1999, as amended by Amendment No. 1 filed on October 21, 2014, Amendment No. 2 filed on December 5, 2014 and Amendment No. 3 filed on December 31, 2014, with respect to the common stock, par value $0.01 (the “Common Stock”) of Lapolla Industries, Inc. (the “Issuer”). Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“On November 12, 2015, the Issuer granted the Reporting Person an option to purchase up to 500,000 shares of Common Stock, which option was fully vested as of the grant date (“Option Agreement 1”).

On March 14, 2016, the Issuer granted the Reporting Person an option to purchase up to 800,000 shares of Common Stock, which option vests monthly on a pro rata basis over a three-year period (“Option Agreement 2”).

On January 5, 2017, the Issuer granted the Reporting Person an option to purchase up to 100,000 shares of Common Stock, which option vests over a three-year period in the amount of 33,333, 33,333, and 33,334 on December 31, 2017, December 31, 2018 and December 31, 2019, respectively (“Option Agreement 3”, and together with Option Agreement 1 and Option Agreement 2, the “Option Agreements”).

On December 31, 2016 and pursuant to the Issuer’s Equity Incentive Plan, the Issuer granted the Reporting Person a stock bonus of 100,000 shares of Common Stock (“Bonus Award 1”). The stock bonus was fully vested as of the grant date.

On January 1, 2017 and pursuant to the Issuer’s Equity Incentive Plan, the Issuer granted the Reporting Person a stock bonus of 100,000 shares of Common Stock (“Bonus Award 2”, and together with Bonus Award 1, the “Bonus Awards”). The stock bonus vests in four equal 25,000 increments on March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017, subject to continued service as chairman of the board of the Issuer.

On April 11, 2017, the Reporting Person gifted an aggregate of 400,000 shares of Common Stock and no longer has beneficial ownership of such shares.

The foregoing descriptions of the Option Agreements and the Bonus Awards are qualified in their entirety by reference to the full text of the Option Agreements and the Bonus Awards, which are filed as Exhibits 10.13, 10.14, and 10.15, and 10.16 and 10.17, respectively, hereto and are incorporated by reference herein.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On October 4, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Icynene U.S. Holding Corp., a Delaware corporation (“Parent”), and Blaze Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things and subject to the satisfaction or waiver of specified conditions, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as the wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each of the Issuer’s issued and outstanding shares of Common Stock (other than any shares held by the Issuer as treasury shares or shares held by Parent, Merger Sub, or any other wholly owned affiliate of Parent and those shares with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn) will be cancelled and extinguished and converted into the right to receive $1.03 in cash, without interest (the “Per Share Merger Consideration”).

As of the effective time of the Merger, each stock option of the Issuer that is outstanding and unexercised immediately before the effective time will be cancelled in consideration for the right to receive a cash payment equal to the excess, if any, of the Per Share Merger Consideration over the exercise price of such stock option, without interest, less any required withholding taxes.

Also on October 4, 2017, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with Parent with respect to all shares of Common Stock beneficially owned by him as set forth in the Voting Agreement (the “Voting Shares”).

Under the Voting Agreement, the Reporting Person agreed to take the following actions, among others, during the term of the Voting Agreement: (1) vote the Voting Shares in favor of (A) any proposal to adopt and approve or reapprove the Merger Agreement and the transactions contemplated thereby and (B) waiving any notice that may have been or may be required relating to the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement, and (2) vote the Voting Shares against (A) any action or agreement that would reasonably be expected to prevent or materially delay the consummation of the Merger or any other transactions contemplated by the Voting Agreement or the Merger Agreement, (B) any offer, proposal, inquiry or indication of interest relating to any direct or indirect transaction or series of transactions with any Person other than Parent or Merger Sub or any of their respective subsidiaries (“Acquisition Proposal”) or an inquiry, indication of interest or request for information, or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal (“Acquisition Inquiry”) and any action in furtherance of any such Acquisition Proposal or Acquisition Inquiry and (C) any action, proposal, transaction or agreement that, to the knowledge of the Reporting Person, would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Reporting Person or the Issuer under this Agreement or the Merger Agreement.

Under the Voting Agreement, the Reporting Person granted to Parent (and its designees) an irrevocable proxy to vote the Voting Shares as provided above. The Voting Agreement, including the irrevocable proxies granted thereunder, will terminate upon (1) the mutual written consent of Parent and the Reporting Person, (2) the effective time of the Merger, (3) the termination of the Merger Agreement in accordance with its terms, or (4) the time of any material modification, waiver or amendment of the Merger Agreement that reduces or changes the form of the Per Share Merger Consideration or which is otherwise adverse to the Reporting Person in any material respect, in each case, without the prior written consent of the Reporting Person.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which are filed as Exhibits 10.18 and 10.19, respectively, hereto and are incorporated by reference herein.”

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

“(a) See the information contained on the cover page to this Amendment, which is incorporated herein by reference. The percentage of the class beneficially owned by the Reporting Person is based on 123,544,129 shares of common stock outstanding as of July 31, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q (File No. 001-31354) filed with the Securities and Exchange Commission on July 31, 2017.

(b) See the information contained on the cover page to this Amendment, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“Pursuant to the Voting Agreement, on October 4, 2017, the Reporting Person entered into a written consent approving the Merger.

The information set forth in Item 3 concerning the Option Agreements and the Bonus Awards is incorporated by reference herein.

The information set forth in Item 4 concerning the Voting Agreement is incorporated by reference herein.”

Item 7.          Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

“The following exhibits are filed as additional exhibits to the Schedule 13D:

Exhibit Number	Description of Exhibit
10.13
Option Agreement dated November 12, 2015, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.97 of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 28, 2016, File No. 001-31354).

10.14
Option Agreement dated March 14, 2016, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.98 of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 28, 2016, File No. 001-31354).

10.15
Option Agreement dated January 5, 2017, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.92 of the Issuer’s Annual Report on Form 10-K filed with the SEC on February 15, 2017, File No. 001-31354).

10.16
Stock Bonus Agreement dated December 31, 2016, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.90 of the Issuer’s Annual Report on Form 10-K filed with the SEC on February 15, 2017, File No. 001-31354).

10.17
Stock Bonus Agreement dated January 1, 2017, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.91 of the Issuer’s Annual Report on Form 10-K filed with the SEC on February 15, 2017, File No. 001-31354).

10.18
Agreement and Plan of Merger, dated as of October 4, 2017, by and among Icynene U.S. Holding Corp., Blazer Merger Sub Inc. and the Issuer (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2017, File No. 001-31354).

10.19	Voting Agreement, dated as of October 4, 2017, by and between Icynene U.S. Holding Corp. and the Reporting Person (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 10, 2017

RICHARD J. KURTZ
/s/ Richard J. Kurtz
Richard J. Kurtz